EXHIBIT 99.1

September 28, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING LITHIUM REPORTS THAT LI3 ENERGY SHAREHOLDERS APPROVED THE ACQUISITION

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that Li3 shareholders have overwhelmingly approved the transaction. At a shareholder vote held today, a total of 71.9% of shares were voted at the meeting of which 99% voted in favor of the transaction. The number of Bearing Lithium shares to be issued under the scheme will be approximately 16 million shares. Closing of the transaction is anticipated to occur immediately.

Following completion of the transaction, Bearing Lithium will have approximately 46.5 million common shares outstanding, with former Li3 Energy shareholders representing approximately 34% of Bearing’s pro-forma share capital.

“This day is long overdue for Li3 shareholders to finally be in the TSX-V where they can be exposed to an exciting lithium market. Personally, as an officer and Director of Bearing, and also as a Director of MSB, I look forward to working with our partners to continue contributing to the development of Maricunga” commented Luis Saenz, CEO of Li3, who is stepping down from his post.

Patrick Cussen, outgoing Chairman of Li3, stated “It has been a long road full of challenges. But this shareholder vote demonstrates the confidence in our next steps with the world class Maricunga project. On behalf of the Li3 Board I thank all our shareholders for their support during the past few years and look forward to working with the Bearing team in this and future endeavours.”

“Bearing started conversations with Li3 nearly a year ago but our commitment to the transaction and Maricunga never wavered. During this time, the MSB team has worked hard in advancing the Maricunga project development program very successfully. Our focus now needs to be to work alongside our partners MSB and LPI to collectively unlock the significant still unrealized value of the Maricunga project,” commented Jeremy Poirier, CEO of Bearing.

About Bearing Lithium Corp.

Bearing is an exploration and development company. Its agreement with Li3 Energy Inc. (the “Li3 Definitive Agreement”) will enable it to acquire an interest in the advanced-stage Maricunga project located in Chile, which represents one of the highest-grade development opportunities in the Americas. Assuming completion of the transactions contemplated by the Li3 Definitive Agreement, Bearing will hold an undivided 17.7% interest in the project, with Lithium Power International is earning into the project by funding US$22 million in project expenditures to through to the delivery of a Definitive Feasibility Study (DFS).

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

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FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of the proposed transaction with Li3, completion of a Prefeasibility Study and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the absence of a material adverse change in the Maricunga Project; fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations and receipt of all necessary regulatory and shareholder approvals for the Li3 transaction. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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